Exhibit (b)

OAKTREE CAPITAL

MANAGEMENT, L.P.

333 S. GRAND AVENUE, 28TH

FLOOR

LOS ANGELES, CA 90071

Highly Confidential

March 8, 2024

CoreRx, Inc.

14205 Myerlake Circle,

Clearwater, FL 33760,

United States

Project Cane

Amended and Restated Commitment Letter

Ladies and Gentlemen:

You have advised Oaktree Capital Management, L.P. (solely in its capacity as an investment manager to certain funds and accounts managed by it, “Oaktree” and, together with each other person, if any, added as a “Commitment Party” after the date of this Commitment Letter, “we” or “us” and each, a “Commitment Party”) that CoreRx, Inc., a Florida corporation (“Borrower” or “you”), and Cane Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of the Borrower, each an entity formed at the direction of or under the control of QHP Capital, L.P. and/or its affiliates (collectively, and together with any investment funds controlled or advised by the foregoing entities, the “Sponsor”), intend, directly or indirectly, to acquire a business previously identified to us and code named “Cane” (“Target”; the Target and its subsidiaries, the “Acquired Business”) and to consummate the other transactions described in Exhibit A hereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Exhibits and other attachments hereto.

1.	Commitments.

In connection with the Transactions, each Commitment Party commits to provide, on a several, and not joint and several, basis, that percentage of the Term Facility set forth opposite its name on Schedule I (the “Commitment Schedule”) to this Commitment Letter (each Commitment Party providing such a commitment, a “Lender”).

The Term Facility will contain the terms set forth on the Term Sheet attached to this Commitment Letter as Exhibit B, and the commitments of each Lender are subject only to the satisfaction or waiver by the Lead Arrangers (as defined below) of the Financing Conditions (as defined below). This amended and restated commitment letter, together with the Term Sheet and the other attachments hereto and thereto, is referred to herein as this “Commitment Letter.” This Commitment Letter, the Original Commitment Letter (as defined below) and the Fee Letter (as defined below), together, are referred to herein as the “Commitment Papers.” This Commitment Letter amends, restates, supersedes and replaces in its entirety as of the date hereof that certain commitment letter (the “Original Commitment Letter”) dated as of February 28, 2024 (the “Original Signing Date”), by and among the Commitment Parties and you, and such Original Commitment Letter shall be of no further force or effect; provided that, notwithstanding anything to the contrary contained herein, the Commitment Parties shall be entitled to the indemnification and cost reimbursement provisions of this Commitment Letter as if they were in effect as of the Original Signing Date.

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2.	Titles and Roles.

In connection with the Transactions, each Commitment Party (acting alone or through or with affiliates selected by it) will act with and have the title(s) and in the role(s) set forth opposite its name with respect to the Term Facility on the Commitment Schedule. Each Commitment Party identified on the Commitment Schedule as a Lead Arranger for the Term Facility, together with each person (if any) that becomes a Lead Arranger after the date of the Original Commitment Letter for the Term Facility, is referred to in the Commitment Papers as, a “Lead Arranger” and collectively as the “Lead Arrangers”. Each Commitment Party appointed as a “Left Lead Arranger” for the Term Facility on the Commitment Schedule will appear on the top left of the cover page of all marketing materials for the Term Facility and will hold the roles and responsibilities conventionally understood to be associated with such name placement.

Other than as may be separately agreed, no other agents, co-agents, lead arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation to any of the foregoing or any Lender (other than compensation expressly contemplated by the Commitment Papers) will be paid in order to obtain a commitment with respect to any Facility unless you and we agree.

3.	Information.

You hereby represent (prior to the Closing Date, with respect to information provided by or concerning the Acquired Business or its operations or assets, to your knowledge) that,

(a)

all written information and written factual data (other than the Projections and information of a general economic or industry nature) (the “Information”) that has been or will be made available to the Commitment Parties by you or by any of your representatives on your behalf, when taken as a whole (after giving effect to all supplements and updates thereto), is or will be correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto); and

(b)

any projections provided in connection with the Term Facility (together with any financial estimates, forecasts and other forward-looking information, collectively, the “Projections”) that have been or will be made available to the Commitment Parties by you or by any of your representatives on your behalf, when taken as a whole, have been or will be prepared, in good faith based upon assumptions that are believed by you to be reasonable at the time made and at the time any such Projections are delivered to the Commitment Parties; it being understood that (1) Projections are as to future events and are not to be viewed as facts, (2) Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of you, the Acquired Business or the Sponsor, (3) no assurance can be given that any particular Projections will be realized, and (4) actual results may differ and such differences may be material.

You agree that, if at any time prior to the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will, and will use your commercially reasonable efforts to cause the Acquired Business to, promptly supplement the Information and the Projections so that (with respect to information provided by or concerning the Acquired Business or its operations or assets, to your knowledge) such representations will be correct in all material respects under those circumstances, it being understood in each case that such supplementation shall cure any breach of such representations. In arranging the Term Facility, the Commitment Parties will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof, and the Commitment Parties do not assume responsibility for the accuracy or completeness of the Information or Projections. For the avoidance of doubt, neither the making nor the accuracy of the representations set forth above are a condition precedent to the commitments hereunder or the funding of the Term Facility on the Closing Date.

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4.	Fees.

As consideration for the commitments of each Lender and each Lead Arranger’s and other agents’ agreements to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Fee Letter dated the Original Signing Date, by and among you and the Commitment Parties, and delivered in connection with the Term Facility (the “Fee Letter”), if and to the extent payable. Once paid, such fees will not be refundable under any circumstances, except as otherwise contemplated by the Fee Letter or otherwise agreed in writing by the parties hereto.

5.	Conditions Precedent.

The commitments of each Lender with respect to the Term Facility and each Lead Arranger’s and each agent’s agreements to perform the services described herein are subject solely to the satisfaction (or waiver by the Lead Arrangers) of the conditions precedent set forth on Exhibit C to this Commitment Letter labeled “Conditions Annex” (such conditions, the “Financing Conditions” and such exhibit, the “Conditions Annex”), and, upon satisfaction (or waiver by the Lead Arrangers) of such conditions, each party thereto will execute and deliver the Facilities Documentation (as defined in Exhibit C) and the funding of the Term Facility shall occur.

Notwithstanding anything in the Commitment Papers, the Facilities Documentation or any other agreement or other undertaking concerning the financing of the Transactions to the contrary, the following provisions (the “Certain Funds Provisions”) will apply:

(a) the only representations and warranties the accuracy of which will be a condition to the availability of the Term Facility on the Closing Date will be the Acquisition Agreement Representations (as defined below) and the Specified Representations (as defined below);

(b) the terms of the Facilities Documentation and the Closing Deliverables will be subject to the Documentation Principles, will contain no conditions to the funding of the Term Facility other than the Financing Conditions, and in any event will be in a form such that they do not impair the availability of the Term Facility on the Closing Date if the Financing Conditions are satisfied (or waived by the Lead Arrangers); it being understood that to the extent any security interest in any Collateral of the Acquired Business is not or cannot be provided, created, perfected and/or delivered on the Closing Date (other than the pledge and perfection of the security interests in (x) equity securities of the Acquired Business, (y) assets with respect to which a lien may be validly created pursuant to Article 9 of the New York UCC (“Personal Property Collateral”) and perfected by the filing of a general “all assets” financing statement under the Uniform Commercial Code and (z) intellectual property with respect to which a lien may be perfected by the filing of short-form intellectual property security agreements in the United States Patent and Trademark Office and/or the United States Copyright Office, as applicable; provided that stock certificates for the entities comprising the Acquired Business will only be required to be delivered on the Closing Date to the extent received by you prior to the Closing Date) after your use of commercially reasonable efforts to do so without undue burden or expense, then the provision and/or perfection of a security interest in such Collateral of the Acquired Business shall not constitute a condition precedent to the availability of the Term Facility on the Closing Date (and failure to provide the same shall not result in a default or event of default), but instead shall be required to be provided and/or perfected 90 days after the Closing Date (or such longer period as may be agreed by the Administrative Agent, acting reasonably); it being further understood that any stock certificates currently held by the collateral agent under the Existing Borrower Facility (as defined in Exhibit A) may be delivered within two business days after the Closing Date to the extent they are not returned to the Borrower on or prior to the Closing Date;

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(c) there are no conditions (implied or otherwise) to the commitments and agreements hereunder, and there will be no conditions (implied or otherwise) under the Facilities Documentation to the funding of the Term Facility on the Closing Date (including compliance with the terms of the Commitment Papers or the Facilities Documentation), other than the Financing Conditions, and upon satisfaction (or waiver by the Lead Arrangers) of the Financing Conditions, each Administrative Agent, each Collateral Agent, each Lender and each other party thereto will execute and deliver the Facilities Documentation to which it is a party and the funding under the Term Facility will occur; and

(d) the execution and delivery by the Acquired Business (the “Target Loan Parties”) of the Facilities Documentation to which it is required to be a party on the Closing Date shall be accomplished under escrow arrangements pursuant to which the Target Loan Parties’ signature pages are provided to the Administrative Agent before (or coincident with) the time the Merger is consummated in accordance with the Acquisition Agreement (the “Merger Effective Time”), and such signature pages (and the Facilities Documentation and related deliverables to which the Target Loan Parties are parties) are automatically released from escrow to such Administrative Agent concurrently with the Merger Effective Time and the adoption of related authorizing resolutions. The Target Loan Parties’ signature pages may be executed by individuals that will be officers and/or directors of a Target Loan Parties upon consummation of the Merger, whether or not such individuals are officers and/or directors of such entities prior to the consummation of the Merger, so long as such individuals are authorized in such capacity at the time such signature pages are released from the applicable escrow arrangements.

“Acquisition Agreement Representations” means each of the representations and warranties made by the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such), to the extent that you (or your affiliates) have the right (taking into account any applicable notice or cure provisions) to terminate your (or your affiliates’) obligations under the Acquisition Agreement or decline to consummate the Acquisition (in each case, in accordance with the terms of the Acquisition Agreement) as a result of a breach of such representations and warranties in the Acquisition Agreement.

“Specified Representations” means the representations and warranties of the Borrower, Holdings and the Subsidiary Guarantors set forth in the Facilities Documentation relating to their organizational existence, organizational power and authority (only as to execution, delivery and performance of the Facilities Documentation and the extensions of credit thereunder), their due authorization, execution, delivery and enforceability (against them) of the Facilities Documentation, solvency on a consolidated basis as of the Closing Date (immediately after giving effect to the Transactions) consistent with the solvency certificate attached to this Commitment Letter as Annex I to Exhibit C), no conflicts of Facilities Documentation with their charter documents (as will be in effect upon consummation of, or immediately after consummation of, the Merger and the adoption of any related resolutions), compliance of the Transactions with Federal Reserve margin regulations, the Investment Company Act of 1940 and the Patriot Act, use of proceeds on the Closing Date not violating OFAC, FCPA and applicable sanctions and anti-money laundering laws and attachment and perfection of security interests in the Collateral (subject to permitted liens and the Certain Funds Provisions).

6.	Indemnification; Expenses.

You agree to indemnify and hold harmless each Commitment Party and its affiliates and controlling persons and the respective officers, directors, employees, partners, agents and representatives of each of the foregoing and their permitted successors and permitted assigns (each, an “Indemnified Person”) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities and reasonable, documented out-of-pocket expenses, joint or several, excluding in each case lost profits, to which any such Indemnified Person may become subject arising out of, resulting from or in connection with any actual claim, litigation, investigation or proceeding resulting from the Commitment Papers, the Transactions or the Term Facility (each, an “Action”), regardless of whether any such Indemnified Person is a party thereto and whether or not such Action is brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each such Indemnified Person,

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within 30 days after receipt of a written request, together with customary backup documentation in reasonable detail, for any reasonable and documented out-of-pocket legal expenses of one firm of outside counsel for all such Indemnified Persons taken as a whole and, if necessary, of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) material to the interests of all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict retains its own counsel and informs you, of another firm of counsel for all such affected Indemnified Persons, taken as a whole), or other reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing (but in the case of fees and expenses of any other advisor or consultant, solely to the extent you have consented to the retention of such person (such consent not to be unreasonably conditioned, withheld or delayed)); provided, that the foregoing indemnity will not apply to losses, claims, damages, liabilities or expenses to the extent (a) resulting from the willful misconduct, bad faith, fraud or gross negligence of an Indemnified Person or any Related Indemnified Persons (as defined below), (b) arising from a material breach of the obligations of an Indemnified Person or any Related Indemnified Persons under the Commitment Papers or the Facilities Documentation, including the failure to fund the Term Facility upon satisfaction of the Financing Conditions (in the case of clauses (a) and (b) as determined by a court of competent jurisdiction in a final and non-appealable judgment), or (c) arising from, or in connection with, any dispute among Indemnified Persons or any Related Indemnified Persons of the foregoing, other than any Actions against any Commitment Party in its capacity as, or in fulfilling its role as, an Administrative Agent or other agency role under the Term Facility to the extent none of the exceptions in clauses (a) and (b) of this proviso would apply.

Notwithstanding any other provision of this Commitment Letter, except to the extent resulting from the willful misconduct, bad faith, fraud or gross negligence of (or breach of the Commitment Papers by) such Indemnified Person or any Related Indemnified Persons of the foregoing (as determined by a court of competent jurisdiction in a final and non-appealable judgment), no Indemnified Person will be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems (including the Platform) and neither any Indemnified Person, nor you or the Acquired Business (or any of their respective directors, officers, employees, controlling persons, affiliates or agents) will be liable for any indirect, special, punitive or consequential damages in connection with the Commitment Papers, the Term Facility, the Transactions (including the Term Facility and the use of proceeds thereunder), or with respect to any activities or other transactions related to the Term Facility; provided, that this sentence shall not limit your indemnification or reimbursement obligations set forth herein to the extent such special, indirect, punitive or consequential damages are included in any third party claim in connection with which such Indemnified Person is entitled to indemnification hereunder.

Notwithstanding anything in the Commitment Papers, you will have no obligation to indemnify any Indemnified Person for income taxes (or similar taxes) incurred by such person in connection with the fees or other compensation such person received in connection with the Commitment Papers; provided that this sentence shall not limit your indemnification obligations and other obligations with respect to withholding taxes and other taxes after the Closing Date pursuant to the Facilities Documentation. You will not be liable for any settlement of any Action effected without your prior written consent (such consent not to be unreasonably withheld or delayed), but, if settled with your written consent or if there is a final judgment in any such Actions by a court of competent jurisdiction, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the indemnification provisions of this Commitment Letter. You will not, without the prior written consent of an Indemnified Person (such consent not to be unreasonably withheld, conditioned or delayed), effect any settlement of any Action in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such Actions and (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of such Indemnified Person. Each Indemnified Person shall be severally obligated to refund or return any and all amounts paid by you under this Section 6 to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof.

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For purposes hereof, a “Related Indemnified Person” of an Indemnified Person means (a) any controlling person or controlled affiliate of such Indemnified Person, (b) the respective directors, partners, officers, or employees of such Indemnified Person or any of its controlling persons or controlled affiliates and (c) the respective agents of such Indemnified Person or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting at the instructions of such Indemnified Person, controlling person or such controlled affiliate; provided, that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation of this Commitment Letter, the Original Commitment Letter and the Term Facility.

You agree to reimburse each Commitment Party on the Closing Date (to the extent an invoice is received as set forth in paragraph 9 of Exhibit C) or, if invoiced after the Closing Date or if the Closing Date does not occur, within 30 days after presentation of a summary statement, for its reasonable and documented out-of-pocket expenses (including expenses of each Commitment Party’s due diligence investigation, travel expenses and reasonable and documented out-of-pocket fees, disbursements and other charges of one outside counsel to the Commitment Parties (taken as a whole) and, if necessary, of one local counsel to the Commitment Parties identified to you prior to the Closing Date in each relevant material jurisdiction, which may be a local counsel acting in multiple material jurisdictions), in each case, incurred in connection with the preparation, negotiation, execution and delivery of the Commitment Papers and the Facilities Documentation (collectively, the “Expenses”). Notwithstanding the foregoing, you agree that if the transactions under the Acquisition Agreement shall have been terminated or abandoned and you or any of your affiliates shall receive any compensation in the nature of a break-up fee, termination fee or similar fee pursuant to the Acquisition Agreement, you will promptly apply any such compensation remaining after reimbursement of your and the Sponsor’s (and their respective affiliates’) expenses to reimburse the Commitment Parties for their Expenses. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us, including, without limitation, fees paid pursuant hereto. It is hereby understood and agreed that the Commitment Parties shall notify you reasonably promptly if your obligation to reimburse the Commitment Parties and their respective affiliates for legal fees and expenses of Sullivan & Cromwell LLP exceeds $500,000 at any time prior to the Closing Date; provided that any failure to provide such notice shall not derogate or otherwise affect your reimbursement obligations hereunder.

7.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities; Binding Obligations.

You acknowledge that each Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including investment banking and financial advisory services, securities trading, hedging, financing and brokerage activities, and financial planning and benefits counseling) to other companies in respect of which you or the Acquired Business may have conflicting interests. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to such other companies. You also acknowledge that we do not have any obligation to use, in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us or any of our respective affiliates from such other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and any Commitment Party is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether such Commitment Party has advised or is advising you on other matters, (b) each Commitment Party, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not, directly or indirectly, give rise to, nor do you rely on, any fiduciary duty on the part of such Commitment Party, and you waive, to the fullest extent permitted by law, any claims you may have against us for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we will have no liability (whether

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direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including equity holders, employees or creditors, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that each Commitment Party and its affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates’ interests and that such Commitment Party has no obligation to disclose such interests and transactions to you or your affiliates, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (f) each Commitment Party has been, is and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity. In addition, each Commitment Party may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates in connection therewith information concerning you and the Acquired Business, and such affiliates will be entitled to the benefits afforded to, and subject to the obligations of (including, for the avoidance of doubt, confidentiality obligations), such Commitment Party under this Commitment Letter.

You further acknowledge that each Commitment Party and its affiliates may be a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, each Commitment Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for their respective own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of you, the Acquired Business and the Sponsor and other companies with which you, the Acquired Business or the Sponsor may have commercial or other relationships. With respect to any securities and/or financial instruments so held by each Commitment Party, its affiliates or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to the Transactions and the process leading thereto. Additionally, you acknowledge and agree that we are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You will consult with your own advisors concerning such matters and will be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby.

We represent and warrant that the Commitment Papers constitute our legally valid and binding obligation to provide services set forth herein and to fund the Term Facility upon satisfaction or waiver of the Financing Conditions, in each case, enforceable at law and in equity in accordance with their terms. You represent and warrant that the Commitment Papers constitute your legally valid and binding obligation, enforceable at law and in equity against you in accordance with their terms; provided, that nothing contained in the Commitment Papers obligates you or any of your affiliates to consummate any Transaction or to draw upon all or any portion of the Term Facility. No party hereto will take any position that is inconsistent with the foregoing representations and warranties.

8.	Assignments; Amendments; Governing Law, Etc.

This Commitment Letter and the commitments hereunder are not assignable (except (x) assignments by you to an affiliate that is a newly formed domestic “shell” company controlled by the Sponsor that consummates or intends to consummate the Acquisition, (y) assignments by us to our controlled affiliates, managed funds or accounts or limited partners (other than Disqualified Lenders) and (z) any other assignment that occurs as a matter of law) without the prior written consent of each other party hereto, and any attempted assignment without such consent will be null and void. Notwithstanding the right to make assignments in respect of the Term Facility, no Lender will be relieved, released or novated from its obligations under the Commitment Papers in connection with any assignment or participation of the Term Facility, including its commitments and obligations to fund the Term Facility, until after the funding under the Term Facility has occurred.

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Without limitation of the foregoing, any assignment of commitments with respect to the Term Facility by a Commitment Party shall be only to banks, financial institutions and other institutional lenders that are identified by such Commitment Party and, other than any assignment to its controlled affiliates, managed funds or accounts or limited partners, with respect to which you have consented (the “Lenders”). In any event, no assignment shall be made to any entity that is designated by you or the Sponsor as a Disqualified Lender in writing to us on or prior to the Original Signing Date (collectively, the “Disqualified Lenders”).

Notwithstanding anything herein or in the Facilities Documentation to the contrary, no Disqualified Lender may become a Lender or have any commitment or right (including a participation right) with respect to the Term Facility. To the extent persons are identified as Disqualified Lenders in writing by you after the Original Signing Date (or, if on or after the Closing Date, by you to the Administrative Agent) pursuant to clause (a) above (or otherwise become a Disqualified Lender after the Original Signing Date), the inclusion of such persons as Disqualified Lenders (or such person becoming a Disqualified Lender) shall not retroactively invalidate prior assignments or participations to such person that were made in compliance with applicable assignment or participation provisions. For the avoidance of doubt, (x) any entity that is a Disqualified Lender under clause (a) or (b) above may not become a Lender due to the fact that it is an affiliate of an existing Lender and (y) “Disqualified Lenders” shall exclude any person that the Borrower has designated as no longer being a “Disqualified Lender” by written notice delivered to the Administrative Agent.

This Commitment Letter is intended to be solely for the benefit of the parties hereto (and Indemnified Persons solely to the extent expressly set forth herein), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons solely to the extent expressly set forth herein) and is not intended to create a fiduciary relationship among the parties hereto. Any and all services to be provided by each Commitment Party hereunder may be performed by or through any of its affiliates or branches, and such affiliates and branches will be entitled to the benefits afforded to, and will be subject to the obligations of (including, for the avoidance of doubt confidentiality obligations), such Commitment Party under this Commitment Letter; provided that the applicable Commitment Party shall remain liable to the Borrower for the performance of such benefits and obligations. Except as otherwise set forth herein, this Commitment Letter may not be amended or any provision hereof waived or modified except in a writing signed by each Commitment Party and you. This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission (including in “.pdf” format) will be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and will not affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. The words “execution,” “signed,” “signature,” and words of like import this Commitment Letter or any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. The Commitment Papers supersede all prior understandings, whether written or oral, among you and us with respect to the Term Facility and set forth the entire understanding of the parties hereto with respect thereto.

THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATING TO THIS COMMITMENT LETTER, WILL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY; provided, however, that (a) the interpretation of the definition of “Material Adverse Effect” (as defined in the Acquisition Agreement) and whether or not a Material Adverse Effect has occurred (including for purposes of the Financing Conditions), or any other

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term used herein that is defined by reference to the Acquisition Agreement, (b) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy of any Acquisition Agreement Representation there has been a failure of a Financing Condition and (c) the determination of whether the Merger or Acquisition has been consummated in accordance with the terms of the Acquisition Agreement will, in each case, be governed by, and construed and interpreted in accordance with, the laws governing the Acquisition Agreement as applied to the Acquisition Agreement, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction. A determination by any court of competent jurisdiction (including any court arbitration body contemplated by the Acquisition Agreement) with respect to any of the foregoing matters described in clauses (a) through (c) of the proviso of the immediately preceding sentence shall be conclusive for all purposes hereunder.

9.	WAIVER OF JURY TRIAL.

EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE ACQUISITION, THE TRANSACTIONS, THE COMMITMENT PAPERS OR THE PERFORMANCE BY US OR ANY OF OUR AFFILIATES OF THE SERVICES HEREUNDER OR THEREUNDER.

10.	Jurisdiction.

Each party hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in the City of New York, and any appellate court from any such court, in any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such suit, action, proceeding, claim or counterclaim will be heard and determined in such New York State or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers in any court in which such venue may be laid in accordance with the preceding clause of this sentence, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action, proceeding, claim or counterclaim in any such court, (d) agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (e) agrees a determination by any court of competent jurisdiction (including any court contemplated by the Acquisition Agreement and including any alternate dispute resolution procedures as may be contemplated by the Acquisition Agreement) with respect to the right to terminate the Acquisition Agreement and whether the parties thereto have an obligation to consummate the Acquisition (including with respect to termination rights and satisfaction of conditions) shall be conclusive for all purposes under this Commitment Letter. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above will be effective service of process against such party for any suit, action, proceeding, claim or counterclaim brought in any such court.

9	Project Cane – Commitment Letter

11.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that none of the Fee Letter, the Original Commitment Letter or this Commitment Letter, or their terms or substance, may be disclosed by you to any other person or entity prior to their acceptance by you, except

a)

solely on a confidential basis, to the Sponsor, any Investor or potential Investor and to your and their respective officers, directors, employees, affiliates, controlling persons, members, partners, equity holders, attorneys, accountants, representatives, experts, agents and advisors;

b)	if each Commitment Party consents in writing to such proposed disclosure;

c)

that the Term Sheet and the existence of this Commitment Letter and the Original Commitment Letter (but not any other contents of the Fee Letter, the Original Commitment Letter or this Commitment Letter) may be disclosed to any rating agency in connection with the Transactions;

d)

pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or as requested by a governmental authority, in each case based on the advice of your legal counsel (in which case you agree to inform us promptly thereof to the extent practicable and not prohibited by applicable law, rule or regulation);

e)

you may disclose, on a confidential basis, the Fee Letter and the contents thereof to your and the Acquired Business’ auditors and accounting and tax advisers for customary accounting and tax purposes, including accounting for deferred financing costs;

f)	you may disclose the Fee Letter, the Original Commitment Letter or this Commitment Letter in connection with the enforcement of your rights or remedies hereunder or under the Fee Letter;

g)

you may disclose this Commitment Letter and the Original Commitment Letter and the contents hereof and thereof (but not the Fee Letter or the contents thereof) after your acceptance thereof or prior thereto to the extent that such information becomes publicly available other than by reason of improper disclosure by you or any of your affiliates in violation of any confidentiality obligations hereunder; and

h)	you may disclose this Commitment Letter and the Original Commitment Letter and the contents hereof and thereof (but not the Fee Letter) in connection with any public filing requirement.

Each Commitment Party and its affiliates will use all confidential information provided to it or such affiliates by or on behalf of you and the contents of the Commitment Papers solely for the purpose of providing the services that are the subject of this Commitment Letter and will treat confidentially all such information and the Commitment Papers; provided, that the foregoing sentence will not prevent such Commitment Party from disclosing any such information, (a) pursuant to the order of any court or administrative agency or otherwise as required by applicable law or regulation (in which case such Commitment Party agrees to inform you promptly thereof to the extent lawfully permitted to do so, unless such Commitment Party is prohibited by applicable law from so informing you), (b) upon the request or demand of any governmental, regulatory authority having jurisdiction over such Commitment Party or any of its affiliates (in which case such Commitment Party agrees to inform you promptly thereof prior to such disclosure, unless such Commitment Party is prohibited by applicable law from so informing you, or except in connection with any routine request as part of any routine or ordinary course regulatory audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party or any of its affiliates or any of their respective members, partners (including existing and prospective limited partners), officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents, advisors, controlling persons and other representatives, (d) to the extent that such information is received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you, Holdings, the Target, the Sponsor or their respective affiliates, (e) to the extent that such information is independently developed by such Commitment

10	Project Cane – Commitment Letter

Party without the use of any confidential information, (f) to the members, partners, directors (or equivalent managers), managed funds, managed accounts, existing financing sources, officers, employees, agents, affiliates, limited partners, managers, current and prospective investors, attorneys, accountants, independent auditors or other experts and advisors of such Commitment Party who need to know such information in connection with the Transactions, are informed of the confidential nature of such information and are instructed to keep such information confidential (provided that such Commitment Party shall be responsible for the compliance of such persons with the provisions of this paragraph), (g) except with respect to the Fee Letter, to bona fide prospective Lenders, participants or assignees or any bona fide potential counterparty (or its advisors) to any swap or derivative transaction relating to the Acquired Business or any of its subsidiaries or any of their respective obligations, in each case who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph), subject to the proviso below, (h) to ratings agencies for the purposes of obtaining a private rating letter or shadow rating in connection with the Transactions, so long as, prior to any such disclosure, such rating agency shall have agreed in writing to maintain the confidentiality of such materials, or (i) in connection with the enforcement of our rights hereunder or under the Fee Letter; provided, that (i) the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants will be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Parties, including, without limitation, as agreed in any marketing materials) in accordance with customary market standards for dissemination of such type of information, which will in any event require “click through” or other affirmative actions on the part of the recipient to access such information and (ii) no such disclosure will be made to any Disqualified Lender.

After the closing of the Transactions and at such Commitment Party’s expense, each Commitment Party may, with the prior written consent of the Borrower, (i) place advertisements in periodicals and on the Internet as it may choose and (ii) on a confidential basis, circulate promotional materials in the form of a “tombstone” or “case study” (and, in each case, otherwise describe the names of any of you or your affiliates and any other information about the Transactions, including the amount, type and closing date of the Term Facility). In addition, the Commitment Parties may disclose the existence of the Term Facility and the information about the Term Facility to market data collectors, similar service providers to the lending industry, and service providers to such Commitment Party in connection with the administration and management of the Term Facility.

The obligations under this section with respect to the Commitment Letter and the Original Commitment Letter but not the Fee Letter will automatically terminate and be superseded by the confidentiality provisions in the Facilities Documentation (to the extent set forth therein) upon the execution and delivery of the Facilities Documentation and in any event will terminate on the first anniversary of the Original Signing Date.

12.	Surviving Provisions.

The compensation, information, indemnification, expense reimbursement, payment of fees, confidentiality, jurisdiction, venue, governing law, no agency or fiduciary duty and waiver of jury trial provisions contained in the Commitment Papers will remain in full force and effect regardless of whether definitive financing documentation is executed and delivered and notwithstanding the termination of this Commitment Letter or the Lenders’ commitments hereunder and the Lead Arrangers’ and other agents’ several agreements to provide the services described herein; provided, that your obligations under the Commitment Papers, other than those relating to compensation, information and confidentiality, shall automatically terminate and be superseded by the Facilities Documentation upon consummation of the Transactions and the payment of all amounts owing at such time under the Commitment Papers.

11	Project Cane – Commitment Letter

13.	Patriot Act Notification.

We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”) and the requirements of the beneficial ownership certification required by 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation), each Commitment Party and each Lender is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow such Commitment Party or such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the Patriot Act and the Beneficial Ownership Regulation and is effective as to each Commitment Party and each Lender.

14.	Acceptance and Termination.

This Commitment Letter shall become effective upon execution and delivery by all parties hereto.

If you do so execute and deliver this Commitment Letter and the Fee Letter to the Lead Arrangers, we agree to hold our commitment available for you until the earliest of (such earliest date being the “Termination Date”): (a) the date that is 5 business days after the “End Date” (as defined in the Acquisition Agreement as of the Original Signing Date), (b) the date on which you notify us in writing that the Acquisition Agreement has terminated in accordance with its terms without the funding of the Term Facility and (c) the date of the consummation of the Acquisition (but not, for the avoidance of doubt, prior to the consummation thereof) with or without the effectiveness of the Facilities Documentation or the funding of the Term Facility. Upon the occurrence of the Termination Date, this Commitment Letter and the commitments and undertakings of each Commitment Party hereunder will automatically terminate, unless such Commitment Party, in its discretion, agrees to an extension. The termination of any commitment pursuant to this paragraph will not prejudice your rights and remedies in respect of any breach or repudiation of the Commitment Papers.

You shall have the right to terminate this Commitment Letter and the commitments of the Commitment Parties hereunder in full or in part, on a pro rata basis among the Commitment Parties, at any time upon written notice to them from you, subject to your surviving obligations as set forth in paragraph 12 of this Commitment Letter.

[Signature pages follow]

12	Project Cane – Commitment Letter

We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours,

OAKTREE CAPITAL MANAGEMENT, L.P. ,

on behalf of certain funds and accounts managed by Oaktree Capital Management, L.P. or an affiliate, in each case, within its Global Private Debt strategy, or one or more entities owned by such funds or accounts

By:	/s/ Matthew Stewart
Name: Matthew Stewart
Title: Managing Director

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Managing Director

[SIGNATURE PAGE TO PROJECT CANE AMENDED AND RESTATED COMMITMENT LETTER]

Project Cane

Accepted and agreed to as of the date first written above:

CoreRx, Inc.

By:	/s/ Ajay Damani
Name: Ajay Damani
Title: Chief Executive Officer

[SIGNATURE PAGE TO PROJECT CANE AMENDED AND RESTATED COMMITMENT LETTER]

Project Cane

CONFIDENTIAL	SCHEDULE I

Project Cane

Commitment Schedule1

Term Facility

Commitments

In connection with the Transactions, each Lender commits to provide that percentage of the Term Facility set forth opposite its name in the table below:

Lender	Commitment	Commitment Percentage
Oaktree Capital Management, L.P.	$100,000,000	100%
Total	$100,000,000	100%

Titles and Roles

In connection with the Transactions, each Commitment Party (acting alone or through or with affiliates selected by it) will act with and have the title(s) and in the role(s) set forth opposite its name with respect to the Term Facility.

Title/Role	Term Facility
Administrative Agent	As set forth on Exhibit B
Collateral Agent	As set forth on Exhibit B
Lead Arrangers	Oaktree Capital Management, L.P.

[1]

All capitalized terms used but not defined in this exhibit have the meanings given to them in the Commitment Letter to which this exhibit is attached, including the other exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this exhibit is determined by reference to the context in which it is used.

Project Cane – Commitment Letter Schedule I

CONFIDENTIAL	EXHIBIT A

Project Cane

Transaction Description2

It is intended that:

(a) The Borrower will directly or indirectly acquire (the “Acquisition”) the Target and its subsidiaries, pursuant to that certain Agreement and Plan of Merger, by and among the Borrower, Merger Sub and the Target (together with the schedules and exhibits to such agreement, as such agreement, schedules and exhibits may amended from time to time in a manner that would not result in a failure of the condition precedent set forth in paragraph 1 of Exhibit C to this Commitment Letter, the “Acquisition Agreement”), and will consummate the Transactions (as defined below). The Acquisition is structured as a merger, in which Merger Sub will merge with and into Target, with Target surviving such merger as a wholly-owned direct subsidiary of the Borrower (the “Merger”).

(b) The Sponsor and other equity investors (the “Investors”) will, directly or indirectly, contribute to the Borrower (or a direct or indirect parent of the Borrower) cash in exchange for common equity of the Borrower (or such direct or indirect parent) (the “Equity Contribution”), in a minimum amount of $100,000,000 (collectively, the “Minimum Equity Contribution”). Any such parent will contribute, or cause to be contributed, all such cash to the Borrower substantially simultaneously with (or prior to) the funding of the Term Facility.

(c) The Borrower will obtain $100,000,000 in aggregate principal amount of senior secured term loans (the “Term Facility”) having terms materially consistent with those set forth on the term sheet attached to this Commitment Letter as Exhibit B (including the annexes attached thereto, the “Term Sheet”).

(d) The proceeds of the Equity Contribution and the borrowing under the Term Facility on the Closing Date will be applied on the Closing Date,

(i)	to consummate the transactions contemplated by, and pursuant to the terms of, the Acquisition Agreement;

(ii)

(A) to finance the repayment of the indebtedness of the Acquired Business pursuant to (x) that certain Credit Agreement, dated as of December 12, 2022, by the Target in favor of RBC Capital Markets, LLC, as amended and (y) that certain Subordinated Promissory Note, issued on August 13, 2021 by the Target in favor of IriSys, Inc., or its successors or permitted assigns, as amended and (B) to finance the repayment of the indebtedness of the Borrower pursuant to that certain Credit Agreement, dated as of January 11, 2021 (the “Existing Borrower Facility”), among the Borrower, the guarantors party thereto, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent and collateral agent, as amended (this clause (ii), the “Refinancing”); and

(iii)	to pay fees, costs and expenses related to the Transactions (such fees, costs and expenses, the “Transaction Costs”).

[2]

All capitalized terms used but not defined in this exhibit have the meanings given to them in the Commitment Letter to which this exhibit is attached, including the other exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this exhibit is determined by reference to the context in which it is used.

Project Cane – Commitment Letter Exhibit A

The transactions described above, together with the transactions related thereto, are collectively referred to herein as the “Transactions.” The Term Sheet (together with the Documentation Principles) reflect all material terms related to the Term Facility. For purposes of the Commitment Papers, “Closing Date” means the date of the funding under the Term Facility. All references to “dollars” and “$” are to the lawful currency of the United States of America.

CONFIDENTIAL	EXHIBIT B

Project Cane

Term Sheet1

Borrower:	CoreRx, Inc., a Florida corporation (or any permitted assignee thereof pursuant to the terms of the Commitment Letter) (the “Borrower”).

Holdings:	NQ PE Project Stingray Midco Inc., a Delaware corporation.

Lead Arrangers:	Oaktree Capital Management, L.P. (the “Lead Arrangers”).

Administrative Agent and Collateral Agent:	Oaktree Fund Administration, LLC will act as sole administrative agent (in such capacity, the “Administrative Agent”) and sole collateral agent (in such capacity, the “Collateral Agent”), in each case, for the Lenders under the Term Facility described in this Term Sheet.

Transactions:	As described on the “Transaction Description” attached to the Commitment Letter as Exhibit A.

Lenders:	The Lenders

Term Facility:	A senior secured first-lien term loan facility (the “Term Facility” and the loans thereunder, the “Term Loans”) in an aggregate principal amount of $100,000,000, to be made available in a single drawing on the Closing Date. Amounts repaid or prepaid with respect to the Term Loans may not be reborrowed.

Incremental Term Facilities:	None.

Purpose:	Proceeds of the Term Loans will be used to finance the Transactions, including the Acquisition and the Merger, the Refinancing and the payment of related fees, costs and expenses.

Voluntary Prepayments:	Voluntary prepayments of borrowings under the Term Facility will be permitted at any time following the Closing Date, in minimum principal amounts to be mutually agreed upon between the Borrower and the Administrative Agent consistent with the Documentation Principles subject to the prepayment premium set forth below.

[1]

Capitalized terms used but not defined in this exhibit have the meanings set forth in the Commitment Letter to which this exhibit is attached or the other exhibits to the Commitment Letter. As used in this exhibit, “Administrative Agent,” “Lead Arrangers,” “Lenders,” and “Loans” refers to the Lead Arrangers, Lenders and Loans under the Facilities described in this Term Sheet.

2	Project Cane – Commitment Letter Exhibit A

Mandatory Prepayments:

The Term Loans shall be prepayable (a) with 100% of the net cash proceeds from asset sales and casualty events, subject to customary exceptions and reinvestment rights to be agreed, (b) with 100% of the net cash proceeds from the issuance or incurrence of indebtedness other than any indebtedness permitted under the Facilities Documentation, (c) in full upon the occurrence of any change of control and (d) with 100% of the proceeds from any cash equity contribution made to cure a breach of the Total Leverage Ratio covenant.

Each Lender shall have the right to decline all or a portion of its pro rata share of any mandatory prepayment.

Prepayment Premium:	Any (x) optional prepayment of the Term Loans, (y) mandatory prepayment of the Term Loans (except for prepayments in connection with casualty events) or (z) acceleration of the Term Loans pursuant to the Facilities Documentation shall, in each case, be accompanied by a prepayment fee equal to (a) if such prepayment is made prior to the third anniversary of the Closing Date, an amount equal to the amount of interest that would have been paid on the principal amount of the Loans being so prepaid for the period from and including the date of such prepayment to but excluding the date that is the third anniversary of the Closing Date, plus 2.00% of the amount of the principal prepaid, (b) if such prepayment is made on or after the third anniversary of the Closing Date but prior to the fourth anniversary of the Closing Date, 2.00% of the amount of the principal prepaid and (c) if such prepayment is made on or after the fourth anniversary of the Closing Date, 0.00% of the amount of the principal prepaid.

Documentation Principles:	The Facilities Documentation will (i) be prepared by counsel to the Lead Arrangers and (ii) be substantially in the form of the Agreed Precedent (as defined below), as modified in a manner consistent with the Commitment Papers and otherwise mutually agreed to be customary and appropriate for transactions of this type. “Agreed Precedent” means the definitive documentation for the senior secured credit facilities provided to the Borrower prior to the Original Signing Date, with (a) modifications as are necessary to reflect the financing structure and the other terms set forth in this Commitment Letter (including the exceptions, basket amounts and thresholds set forth in Annex I to Exhibit B hereto) and the Fee Letter and (b) modifications to reflect changes in law or accounting standards since the date of such precedent. The two preceding sentences are referred to herein, collectively, as the “Documentation Principles.” Capitalized terms used but not defined in this Term Sheet have the meanings set forth in the Commitment Letter, the Fee Letter or in the Agreed Precedent, as applicable. The Facilities Documentation will contain only those payments, conditions to borrowing, mandatory prepayments, representations and warranties, covenants and events of default

3	Project Cane – Commitment Letter Exhibit B

expressly set forth in the Commitment Letter and this Term Sheet. For the avoidance of doubt, the Borrower, the Agent and the Lenders reserve the right (but not the obligation) to negotiate certain other terms, provisions and baskets set forth in the Agreed Precedent.

Interest Rate:

The Term Loans will accrue interest at a rate equal to Term SOFR for a 3-month tenor plus a margin of 7.50% (such margin, the “Margin”).

The floor for 3-month Term SOFR shall be 3.00%.

The interest will be calculated on the basis of the actual number of days elapsed based on a 360-day year, and will be payable quarterly.

Default Rate:	During the continuation of any event of default, the interest rate will be, with respect to all outstanding amounts, the applicable interest rate, plus 2.00% per annum. Interest on such overdue amounts will be payable upon written demand.

Maturity and Amortization:

The Term Loans will mature on the date that is five (5) years after the Closing Date (the “Maturity Date”).

The Term Loans will be interest-only for the first twelve (12) full fiscal quarters after the Closing Date.

Amortization will begin on the thirteenth (13th) full fiscal quarter after the Closing Date, with quarterly installments (payable on the last business day of each applicable fiscal quarter) of 12.5% per quarter of the principal amount of funded Term Loans outstanding on the third anniversary of the Closing Date and with the balance payable on the maturity date set forth above (and in each case, subject to reduction as a result of prepayments consistent with the Documentation Principles).

Guarantees:	All obligations of the Borrower under the Term Facility will be unconditionally guaranteed jointly and severally on a senior secured basis (the “Guarantees”) by Holdings and each existing and subsequently acquired or organized material subsidiary of the Borrower (the “Subsidiary Guarantors” and, together with Holdings, the “Guarantors” and the Guarantors together with the Borrower, the “Loan Parties”). Notwithstanding the foregoing, the following persons shall not be required to guarantee the Term Facility (and the Loan Parties shall not include any such subsidiary): (i) any subsidiaries that are prohibited by applicable law from guaranteeing the facilities or which would require approval from a third party (including a governmental authority) to guarantee the facilities that is required on the Closing Date or at the time such subsidiary becomes a subsidiary (including pursuant to assumed indebtedness) (but not incurred in contemplation thereof) and (ii) CoreRx Pharma India Private Limited.

4	Project Cane – Commitment Letter Exhibit B

Security:

Subject to the Certain Funds Provisions and the Documentation Principles, obligations of the Loan Parties in respect of the Term Facility will be secured jointly and severally on a first priority basis by substantially all assets of the Loan Parties, wherever located, now owned or hereafter acquired (collectively, the “Collateral”), subject to the following exceptions:

(i) any general intangibles or other rights or interests, in each case arising under any contracts, instruments, leases, licenses, permits, letters of credit, purchase money arrangements, instruments or other documents as to which the grant of a security interest would (A) constitute or result in the unenforceability of any of the foregoing documents or (B) give any other party to such contract, instrument, lease, license, permit, letter of credit, purchase money arrangement, instrument or other document the right to terminate its obligations thereunder;

(ii) trademark applications filed in the United States Patent and Trademark Office on the basis of such Grantor’s “intent to use” such trademark pursuant to Section 1(b) of the Lanham Act solely to the extent that granting a lien in such trademark application prior to such filing would adversely affect the enforceability or validity of, or render void or voidable or result in the cancellation of any Loan Party’s right, title or interest in, such trademark application or any trademark issued as a result of such application under applicable law; provided that if the foregoing no longer applies following the issuance of a registered trademark resulting from such intent-to-use trademark application, such intent-to-use trademark application shall be automatically included as Collateral;

(iii) any asset, the granting of a security interest in which would be void or illegal under any applicable law, would require any governmental or regulatory consent, license or authorization (unless such consent, license or authorization has been obtained), or pursuant thereto would result in, or permit the termination of, such asset;

(iv) any asset subject to a purchase money security interest, finance lease obligation or similar arrangement to the extent that the grant of other Liens on such asset (A) would result in a breach, violation or invalidation of, or constitute a default under, the agreement or instrument governing such arrangement or (B) would require the consent of any other party to such arrangement;

(v) the Excluded Accounts (to be defined in the Facilities Documentation);

(vi) margin stock;

(vii) any fee-owned or leasehold real property other than Material Real Property (to be defined in the Facilities Documentation);

(viii) motor vehicles, aircraft and other assets subject to certificates of title, except to the extent a security interest therein can be perfected by the filing of a UCC financing statement; and

5	Project Cane – Commitment Letter Exhibit B

(ix) any assets as to which the Administrative Agent and the Borrower reasonably agree that the cost, burden, difficulty or consequence of obtaining such a security interest or perfection thereof outweighs, or are excessive in relation to, the practical benefit to the Lenders of the security to be afforded thereby.

Actions that shall be required for the creation or perfection of security interests in the Collateral include, among others, (i) the filing of a general “all asset” UCC-1 financing statement in the applicable filing office, (ii) the delivery of share certificates (if any) with respect to the shares of wholly-owned subsidiaries and instruments above a threshold to be mutually agreed, (iii) the filing of short-form intellectual property security agreements in the United States Patent and Trademark Office and/or the United States Copyright Office, as applicable, with respect to issued, registered and pending U.S. copyrights, patents and trademarks, (iv) the entry into account control agreements with respect to deposit accounts held by Loan Parties (other than Excluded Accounts (to be defined in the Facilities Documentation)), with such account control agreements to be delivered (x) within 30 days after the Closing Date with respect to deposit accounts held by the Loan Parties as of the Closing Date or, (y) with respect to accounts opened after the Closing Date, upon the opening or acquisition of such deposit account (or in each case, such later date as may be agreed by the Administrative Agent in its reasonable discretion) and (v) mortgages with respect to Material Real Property. In addition, the Borrower shall use commercially reasonable efforts to obtain landlord waivers with respect to material locations (to be agreed) (x) within 45 days after the Closing Date with respect to locations leased by the Loan Parties as of the Closing Date or (y) with respect to locations opened after the Closing Date, upon the opening or acquisition of such material location (or in each case, such later date as may be agreed by the Administrative Agent in its reasonable discretion).

Representations and Warranties:	Subject to the Documentation Principles and to limitations for materiality, exceptions and qualifications to be provided in the Facilities Documentation, the representations and warranties are to be limited to the following (to be applicable to the Borrower and its subsidiaries and, solely with respect to limited matters to be agreed, Holdings): organization and existence, due authorization, execution and delivery of the Facilities Documentation, enforceability of the Facilities Documentation, no violation of, or conflict with, law or organizational documents, compliance with law, government approvals with respect to the Term Facility, validity of the Facilities Documentation, financial information, no material adverse effect, litigation, labor and environmental matters, subsidiaries, ownership of properties, taxes, benefit plans, accuracy of information as of the Closing Date, Regulations U and X, consolidated solvency as of the Closing Date, intellectual property, data security, Investment Company Act and OFAC, FCPA and other applicable sanctions and anti-money laundering laws.

6	Project Cane – Commitment Letter Exhibit B

All representations and warranties shall be made on the Closing Date, but the only representations and warranties the accuracy of which will be a condition to the availability of the Term Facility on the Closing Date will be the Acquisition Agreement Representations and the Specified Representations.

Affirmative Covenants:

Subject to the Documentation Principles, the affirmative covenants shall be limited to the following (to be applicable to the Borrower and its subsidiaries and, solely with respect to further assurances on security, Holdings):

•  financial information and reports (with delivery of (i) monthly unaudited financials to be delivered within 30 days after each month (or within 45 days after each month ending on or before December 31, 2024), (ii) quarterly unaudited financials to be delivered within 45 days of the first three quarters of each fiscal year (or within 60 days after each quarter ending on or before June 30, 2024) and within 60 days of the last quarter of each fiscal year, and (iii) annual audited financials to be delivered within 120 days of the end of each fiscal year (or within 180 days after the end of the fiscal year ending December 31, 2024), accompanied by an opinion of a nationally recognized accounting firm that is not subject to any “going concern” or like qualification or exception or emphasis of matter (other than a going concern qualification based solely on (i) the upcoming maturity date of the Loans occurring within 12 months of the date of the relevant audit or (ii) a breach or anticipated breach of financial covenants under the Facilities Documentation) or any qualification or exception as to the scope of the relevant audit);

•  compliance certificates (concurrently with each set of quarterly and annual financials and within 5 business days after the end of each calendar month (with respect to compliance with the minimum liquidity covenant));

•  delivery of board minutes, presentations and other materials within two business days following regularly scheduled board meeting, in each case, subject to customary redactions related to attorney-client privilege or conflicts of interest;

•  an annual budget concurrently with the delivery of the audited financial statements for the preceding fiscal year;

•  quarterly lender calls;

•  notices of defaults, events of default and certain other material events;

•  maintenance of existence;

•  compliance with laws (including ERISA, environmental laws, OFAC, FCPA and other applicable sanctions and anti-money laundering laws);

7	Project Cane – Commitment Letter Exhibit B

•  maintenance of properties;

•  maintenance of licenses and permits;

•  maintenance of regulatory approvals;

•  termination of non-permitted liens;

•  data security;

•  insurance;

•  payment of taxes;

•  books and records and inspection rights;

•  use of proceeds;

•  future guarantors and security;

•  cash management;

•  changes in business activities;

•  changes in legal name, entity type or jurisdiction; and

•  post-closing matters (as needed);

subject, in the case of each of the foregoing covenants, to limitations for materiality, exceptions and qualifications to be provided in the Facilities Documentation.

Negative Covenants:

Subject to the Documentation Principles, the negative covenants shall be limited to the following (to be applicable to the Borrower and its subsidiaries and, solely with respect to the passivity covenant, Holdings):

•  indebtedness;

•  liens;

•  financial covenants (as set forth below);

•  investments (including permitted acquisitions);

•  restricted payments;

•  consolidations and mergers;

•  lines of business;

•  dispositions;

•  payments of indebtedness;

•  restrictive agreements;

8	Project Cane – Commitment Letter Exhibit B

•  modifications and terminations of material agreements and organic documents;

•  outbound licenses;

•  sale and leaseback;

•  transaction with affiliates;

•  change in fiscal year;

•  hazardous materials;

•  accounting changes;

•  sanctions;

•  payments to insiders;

•  benefit plans and agreements; and

•  passive holding company covenant with respect to Holdings;

subject, in the case of each of the foregoing covenants, to exceptions and qualifications to be provided in the Facilities Documentation. For the avoidance of doubt, the Facilities Documentation shall permit in all respects the consummation of the Transactions.

Notwithstanding anything herein to the contrary, other than pursuant to any Permitted License (to be defined in the Facilities Documentation):

(A) the Borrower and its subsidiaries shall not be permitted to create, incur, assume or permit to exist any Lien on any material IP securing any indebtedness for borrowed money other than the Term Facility;

(B) the Loan Parties shall not, and shall not permit any of their subsidiaries to (x) directly or indirectly transfer, by means of contribution, sale, assignment, lease or sublease, license or sublicense, or other disposition of any kind (including as an investment, restricted payment or asset sale), any material IP or Material Agreement (as defined below) or (y) permit any person other than a Loan Party to license or own any interest in any material IP or Material Agreement owned by such Loan Party; and

(C) no material IP or Material Agreement shall be contributed as an investment or distributed as a restricted payment to any subsidiary other than a Loan Party.

“Material Agreement” means any contract to the extent that the absence or termination of such contract would reasonably be expected to result in a material adverse effect or be material to the business or operations of Holdings and its subsidiaries as a whole.

9	Project Cane – Commitment Letter Exhibit B

Financial Covenants:

(a) Minimum Liquidity: The unrestricted cash-on-hand and cash equivalents of the Borrower and its subsidiaries held in one or more controlled accounts shall (i) at all times prior to the 60th day after the Closing Date not be less than $8,000,000 and (ii) at all times thereafter not be less than $12,500,000.

(b) Total Leverage Ratio: As of the last day of each fiscal quarter, commencing with the 1st full fiscal quarter ending after the Closing Date (but not sooner than the fiscal quarter ending September 30, 2024), the Borrower shall not permit the Total Leverage Ratio to exceed 4.00x.

There shall be no equity cure rights with respect to the minimum liquidity covenant. Equity cure rights with respect to the Total Leverage Ratio covenant will be mutually agreed but exercisable not more than four times during the term of the Term Facility or more than two times during any 12-month period.

Selected Financial Definitions:

The definition of “Adjusted EBITDA” is set forth on Annex II to Exhibit B.

“Total Leverage Ratio” shall mean, as of any date of determination, the ratio of (1) total funded indebtedness as of such date of determination to (2) Adjusted EBITDA of the Borrower and its subsidiaries (on a consolidated basis) for the most recently ended four-fiscal quarter period.

Events of Default:

Subject to the Documentation Principles, Events of Default to be limited to the following (subject to limitations for materiality, notice and grace periods, exceptions and qualifications to be provided in the Facilities Documentation):

•  nonpayment of principal or interest when due;

•  nonpayment of fees or any other amounts payable after a customary three business day grace period;

•  violation of covenants;

•  incorrectness of representations and warranties;

•  cross-payment default and cross-event of default to material indebtedness in excess of the amount set forth on Annex I to this Exhibit B);

10	Project Cane – Commitment Letter Exhibit B

•  bankruptcy or other insolvency events of Holdings, the Borrower or its material subsidiaries (with a customary grace period for involuntary events);

•  monetary judgments in excess of the amount set forth on Annex I to this Exhibit B;

•  material ERISA events;

•  change of control;

•  regulatory matters; and

•  actual or asserted invalidity of guarantees or security documents with respect to Collateral.

Voting:	To be consistent with the Documentation Principles; provided that the consent of each Lender directly and adversely affected thereby will be required with respect to any contractual subordination of the liens on all or substantially all of the Collateral securing the obligations under the Term Facility or the contractual payment priority of the Term Facility to any other indebtedness for borrowed money.

Assignments and Participations:

The Lenders shall have the right at any time after funding to transfer or assign any and all rights to a third party; provided that the Borrower will have a consent right over such transfer or assignment, unless such transfer or assignment was to Oaktree or any of its affiliates, managed funds or accounts, another Lender (or any affiliate, managed fund or account thereof) or a default or event of default has occurred. The Borrower shall be deemed to have consented to such transfer or assignment unless it objects thereto by written notice within 5 business days.

For the avoidance of doubt, in no event shall any assignment or participation be permitted to be made to any Disqualified Lender unless an event of default has occurred and is continuing.

Expenses and Indemnification:	To be consistent with the Documentation Principles.

Governing Law and Forum:	New York.

Board Observer Rights:	Oaktree will have the right to appoint one natural person as a non-voting observer to the board of directors of the Borrower or any committee thereof, it being understood that the rights of the observer to attend meetings or receive materials shall be limited in a customary manner as necessary to the extent there would be a conflict of interest or a loss of attorney-client privilege. Such non-voting observer will be reimbursed for any reasonable out-of-pocket travel and other reasonable out-of-pocket expenses related to attendance at board meetings.

Counsel to the Lead Arrangers:	Sullivan & Cromwell LLP

11	Project Cane – Commitment Letter Exhibit B

CONFIDENTIAL	EXHIBIT C

Project Cane

“Conditions Annex” 1

Subject in all respects to the Certain Funds Provisions, the commitments of the Lenders, the availability and funding of the Term Loans and the Lead Arrangers’ and other agents’ agreements to perform the services described in this Commitment Letter are, in each case, subject solely to the satisfaction (or waiver by the Lead Arrangers) of the following conditions precedent:

1. The Acquisition shall have been consummated or, substantially concurrently with the borrowing of the Term Loans, shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, without giving effect to any modifications, amendments, consents or waivers thereto that are materially adverse to the Lenders (in their capacities as such) without the consent of the Commitment Parties (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that

(i) an amendment, supplement, waiver or modification of the Acquisition Agreement that decreases the purchase price thereunder will, in each case, not be deemed to be materially adverse to the Lenders as long as such reduction is less than 10% of the purchase price and is allocated to (x) first, reduce the Equity Contribution to the Minimum Equity Contribution level and (y) second, reduce the Term Facility and the Equity Contribution on a pro rata basis,

(ii) an amendment, supplement, waiver or modification of the Acquisition Agreement that has the effect of increasing the purchase price thereunder will be deemed not to be materially adverse to the Lenders if such increase is not funded with indebtedness for borrowed money, and

(iii) any change to, or waiver with respect to, the definition of “Material Adverse Effect” contained in the Acquisition Agreement (as in effect on the Original Signing Date) will be deemed to be adverse in a material respect to the interests of the Lenders.

2. The Commitment Parties will have received copies of (i) audited consolidated balance sheets of the Borrower and the Acquired Business, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the Borrower and the Acquired Business, for the fiscal years ended December 31, 2021 and December 31, 2022, and (ii) the unaudited consolidated balance sheet of the Borrower and the Acquired Business as of September 30, 2023, together with the related consolidated statement of operations and comprehensive loss, stockholder’s equity (deficit) and cash flows of the Borrower and the Acquired Business for the fiscal quarter ended September 30, 2023 (it being understood that the Commitment Parties acknowledge the receipt of all such financial statements described in clauses (i) and (ii) above).

3. Each of the (x) Refinancing and (y) the Equity Contribution (in an amount not less than the Minimum Equity Contribution) either has been consummated or will be consummated substantially concurrently with the funding of the Term Facility; it being agreed that the Refinancing may be consummated with the proceeds of the funding of the Term Facility.

[1]

All capitalized terms used but not defined in this exhibit have the meanings given to them in the Commitment Letter to which this exhibit is attached, including the other exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this exhibit is determined by reference to the context in which it is used.

1	Project Cane – Commitment Letter Exhibit C

4. Since the date of the Acquisition Agreement, there shall not have occurred nor shall there be continuing any Effect (as defined in the Acquisition Agreement as in effect on the Original Signing Date) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the Original Signing Date).

5. The Commitment Parties will have received the following (each such credit agreement and guarantee and security agreement, collectively, the “Facilities Documentation”), in each case, containing terms that are materially consistent with the provisions of the Term Sheet and the Documentation Principles:

(a)	a credit agreement with respect to the Term Facility, executed by Holdings, the Borrower and each Subsidiary Guarantor;

(b)

a security agreement with respect to the Term Facility pursuant to which a lien is granted on the collateral securing the Term Facility in favor of the Collateral Agent for the ratable benefit of the Lenders under the Term Facility, and pursuant to which the Collateral Agent is authorized to file customary “all asset” UCC-1 financing statements with respect thereto, executed by Holdings, the Borrower and each Subsidiary Guarantor;

(c)

subject to the Certain Funds Provision, any certificated securities representing equity of the Borrower and its subsidiaries constituting Collateral, in each case, with customary stock powers executed in blank.

6. The Commitment Parties will have received the following (collectively, the “Closing Deliverables”) in each case subject to the Certain Funds Provision and the applicable Documentation Principles:

(a)	customary legal opinions from your New York and Florida counsel and local counsel of any other material jurisdictions with respect to the Term Facility to be funded on the Closing Date;

(b)

an officer’s certificate containing (i) certification of organizational documents and appropriate authorizing resolutions and (ii) a customary incumbency certificate from officers of each of Holdings, the Borrower and the Subsidiary Guarantors (to the extent such officer is executing the Facilities Documentation);

(c)

good standing certificates (to the extent applicable) from the Secretary of State (or equivalent office) of Holdings’, the Borrower’s and the Subsidiary Guarantor’s respective jurisdictions of organization;

(d)

a solvency certificate substantially in the form attached as Annex I to this Exhibit C of the Commitment Letter duly executed by the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Borrower; and

(e)

a borrowing request, which must be delivered at least three business days prior to the Closing Date (or such shorter time as the Administrative Agent may agree), which shall be deemed to be conditioned on the consummation of the Transactions.

7. Subject to the Certain Funds Provision, the accuracy of the Acquisition Agreement Representations and the Specified Representations in all material respects on and as of the Closing Date; provided that to the extent that the Acquisition Agreement Representations and the Specified Representations specifically refer to an earlier date, they shall be accurate in all material respects as of such earlier date.

2	Project Cane – Commitment Letter Exhibit C

8.	The Lenders will have received at least three business days prior to the Closing Date:

(a)

all outstanding documentation and other information about the Loan Parties required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act (but excluding any beneficial ownership information, which is covered solely by clause (b) below); and

(b)

solely to the extent the Borrower qualifies as a “legal entity customer” under 31 C.F.R. §1010.230, a customary FinCEN beneficial ownership certificate (it being agreed delivery of a signed LSTA Beneficial Ownership Form shall satisfy this clause (b));

in each case of clauses (a) and (b), solely to the extent such information or documentation has been requested in writing to the Borrower by the Administrative Agent at least ten business days prior to the Closing Date.

9. All fees and expenses due to the Commitment Parties under the Commitment Papers and required to be paid on the Closing Date (to the extent an invoice has been delivered to the Borrower at least two business days prior to the Closing Date), shall, upon the borrowing under the Term Facility, have been paid (which amounts may be offset against the proceeds of the Term Facility).

3	Project Cane – Commitment Letter Exhibit C